

June 5, 2013

Via E-mail
R. Steward Ewing, Jr.
EVP, Chief Financial Officer
CenturyLink, Inc.
100 CenturyLink Drive
Monroe, LA 71203

> **Re: CenturyLink, Inc.**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed March 1, 2013**
> **File No. 1-07784**

Dear Mr. Ewing:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 47

Liquidity and Capital Resources, page 73

1. We note your brief mention of your February 13, 2013 announcement regarding your new capital allocation strategy, which included a material stock repurchase program, a material dividend reduction, and debt repayment plans. We also note in the Liquidity section of the MD&A, if not elsewhere in the section, a registrant shall identify any known trends or any known demands, commitments, events or uncertainties that will

result in or that are reasonably likely to result in the registrant's liquidity increasing or decreasing in any material way. Please explain why the company's capital allocation strategy was not more robustly discussed and analyzed.

Item 8. Consolidated Financial Statements and Supplementary Data, page 82

Note (6) Property, Plant and Equipment, page 110

2. We note you changed Qwest's capitalized labor rates to conform to your policy. This resulted in the capitalization of $40 million to $55 million of costs that would have otherwise have been reported as a period expense. Describe for us, in detail, your labor cost capitalization policy, including a comprehensive explanation of how your policy differs with Qwest's former policy. Please also explain how both policies, your policy and Qwest's former policy, are in accordance with GAAP.

Note (13) Segment Information, page 141

3. We note that on page 102 you disclose your goodwill balance according to reportable segment. Please explain why you have not disclosed all assets by reportable segment in accordance with ASC 280-10-50-22.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

R. Steward Ewing, Jr.
CenturyLink, Inc.
June 5, 2013
Page 3

You may contact Joe Cascarano, Staff Accountant, at (202) 551-3376 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director